ISSUER FREE WRITING PROSPECTUS

Dated May 30, 2012

Filed Pursuant to Rule 433

Registration No. 333-180691

ASPENBIO PHARMA, INC.
FREE WRITING PROSPECTUS

AspenBio Pharma, Inc. (the "Company") filed Amendment No. 2 to its Registration Statement on Form S-1 (including a prospectus) with the SEC on May 29, 2012. The registration statement has not yet become effective. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated May 25, 2012, is available on the SEC Web site at http://sec.gov/Archives/edgar/data/1167419/000114420412032045/v312243_ac-s1a.htm.

Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus and/or supplements thereto if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 11th Floor, New York, NY, 10019, telephone: 212-813-1010 or e-mail: prospectus@aegiscap.com.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication as a Free Writing Prospectus as a precautionary matter.

Attached hereto is a copy of the Company’s May 2012 Corporate Presentation.

May 2012 NASDAQ: APPY Corporate Presentation

Important Cautions Regarding Forward-Looking Statements

Certain statements made in this presentation are "forward-looking statements" of AspenBio Pharma, Inc. ("AspenBio") as defined by the Securities and Exchange Commission ("SEC"). All statements, other than statements of historical fact, included in this presentation that address activities, events or developments that AspenBio believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made based on experience, expected future developments and other factors AspenBio believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of AspenBio. Investors are cautioned that any such statements are not guarantees of future performance. Actual results or developments may differ materially from those projected in the forward-looking statements as a result of many factors, including our ability to successfully complete required product modifications in a timely and cost effective manner, our ability to successfully complete a pivotal clinical trial for AppyScore™ required for FDA submission, obtain FDA clearance, cost effectively manufacture and generate revenues from AppyScore and other new products, execute agreements required to successfully advance the company's objectives, retain the management team to advance the products, overcome adverse changes in market conditions and the regulatory environment, obtain and enforce intellectual property rights, and realize value of intangible assets.

Furthermore, AspenBio does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this presentation should be considered in conjunction with the risk factors contained in AspenBio's recent filings with the SEC, including its Form S-1/A filed May 29, 2012.

This presentation is © 2012 AspenBio Pharma, Inc., All Rights Reserved.

AspenBio Pharma NASDAQ: APPY 2

3 NASDAQ: APPY Issuer AspenBio Pharma Listing/Symbol Nasdaq CM: APPY Offering Size $15,000,000 of shares of Common Stock Use of Proceeds We currently intend to use the net proceeds from this offering for working capital Book Runner Aegis Capital Corp. Offering Summary

4 NASDAQ: APPY Experienced Management – Strong Track Records of Success Steve Lundy; President & CEO 25 years commercial leadership in several high growth diagnostic companies resulting in combined exit value of >$1 billion. Don Hurd; SVP & Chief Commercial Officer 30 years commercial leadership in medical diagnostic & device companies from large international companies to small and startup companies. Jeff McGonegal, CPA; Chief Financial Officer Former audit partner with national CPA firm for 20+ years, expertise in public company SEC reporting, financings and M&A. Glen Paul Freiberg, RAC; Regulatory Affairs Regulatory, Quality, Clinical expertise and clearances/approvals in 510(k), (including CLIA Waiver) PMA, & BLA; extensive world - wide regulatory experience. Mary Nunnally, Ph.D.; Vice President of Quality Over 15 years QA/QC leadership to support medical device, pharmaceutical, & research product development. Led AspenBio’s recent ISO 13485 certification. Board Members with Diagnostic Experience Daryl J. Faulkner - Prior CEO Digene , (acquired by QIAGEN), Invitrogen (merged w/ Life Technologies Corp.), Abbott Labs John Landon - Prior director of Digene , chair of Cholestech , and VP & General Manager, DuPont Medical Products

5 NASDAQ: APPY 1 st Blood Test Designed for Managing Suspected Appendicitis Proprietary platform technology, 503 patient study completed, support of KOLs Significant Unmet Need Barriers to competition Scalable Sales Strategy and Business Model Experienced leadership team in place High Margin “razor blade” Test Business Attractive marketing m odel Corporate Highlights

6 NASDAQ: APPY 1 Extracted From CDC data NHAMCS 2009 by AspenBio 2 Bundy D . et al . JAMA . 2007 ; 298 (4) : 438 - 451 3 Larson et al. Radiology. 2011; 259(3): 793 - 801 4 FDA White Paper 2010, “Initiative to Reduce Unnecessary Radiation Exposure from Medical Imaging.” "Evaluating children for appendicitis is difficult, and strategies have been sought to improve the precision of the diagnosis.” – David S. Huckins, M.D.  Approximately 10 million emergency visits for abdominal pain in U.S. annually 1  Appendicitis is a leading reason for emergency surgery 2  CT use has increased dramatically since the 1990s 3  Approximately 3 million CT scans for abdominal pain annually 1  Growing concern that CT is over utilized 4 Assessing Abdominal Pain - A Clinical Challenge…

...Which has Led to Dramatic Increases in Diagnostic Imaging

The CT Era: Usage has increased ~500% since 1995[1]

Why the increase?

- Highly accurate if appendix is visualized
- Decreases negative appendectomy rates
- Ability to diagnose other conditions

Why the concern?

- Over-utilization
- Radiation exposure/cancer risk
- Increased cost
- Delay in time to surgery

In two recent clinical studies, the percentage of patients suspected of appendicitis who received CT scans were nearly identical in both the lower-to-moderate and high-risk groups, indicating over-utilization*



% of Patients Receiving CT Scan
41%
74/ 181
36%
116/ 324
45%
57/ 128
39%
69/ 179
Lower/Mod Risk
High Risk
Clinical Study 2010
Pilot Study 2011

*Risk groups in the 2010 study assessed by modified Alv. scoring system (9 of the 10 Alv. items). Risk groups in the 2011 study assessed by modified scoring system (3 of the 10 Alv. items). 2010 Study included all patients while the 2011 Study was limited to ages 2-20. Sponsored and conducted at U.S. hospitals by AspenBio.

[1] Larson et al. Radiology. 2011; 259(3): 793-801

Aspen Bio Pharma
NASDAQ: APPY
7

8 NASDAQ: APPY  Children are highly vulnerable to the oncogenic, long term effects of exposure to high doses of ionizing radiation (i.e., from CT)  Up to 2% of all U.S. cancers will be caused by CT 1  The earlier the exposure, the more likely to die from cancer later in life (see chart below)  CT over - utilized due to a lack of diagnostic alternative 1 Brenner et al. New England Journal of Medicine. 2007; 357:2277 - 84 2 Larson et al. Radiology. 2011; 259(3): 793 - 801 Lifetime Attributable Risk of Death from Cancer per Million Patients Exposed to 10mCy 1 Risk of Death from Cancer Age at Exposure (yr) “… a substantial increase in the use of CT in children who visit EDs in the United States underscores the need for special attention to this vulnerable population…” 2 CT Use in Children Increases Lifetime Cancer Risk

9 NASDAQ: APPY AppyScore - Addressing the Need for a Simple Blood Test Multi - marker blood test*: MRP, CRP, WBC Immunoassay quantitatively measures CRP and MRP AppyScore result calculated by internal proprietary algorithm Hospital lab WBC value entered into instrument *AppyScore Test is in clinical development pending initiation of pivotal clinical trial for FDA marketing application

An Objective, Actionable Blood Test is Highly Valued

Experts agree, accurate diagnosis of acute appendicitis is notoriously difficult:

"The diagnostic approach to children with possible appendicitis remains challenging" [1]

"Diagnosis of appendicitis can be challenging even in the most experienced of clinical hands" [2]

...and physicians surveyed ***"believe CT scans are ordered at high frequency due to medical-legal concerns".*** [2]





Physician feedback[3] indicates they want an acute appendicitis diagnostic designed to be used to aid in the identification of low risk patients with:

- ***Objective Data***
- ***High Negative Predictive Value ≥ 90%***
- ***Rapid Results Turnaround***





[1] Hennelly et al. Curr Opin Pediatr. 2011 23 :1-5
[2] Howell et al. Ann Emerg Med. 2010;55:71-116
[3] Results from AspenBio clinicians survey of 22 ED physicians. Conducted spring 2012

AspenBio Pharma
NASDAQ: APPY 10

2011 Clinical Pilot Study - Encouraging Results

Study Metrics	
Hospital Sites	**11**
Subjects Analyzed	**503**
Prevalence of Appendicitis	**29%**
CT Imaging Rate	**37%**

Results achieved using a Multi-Marker Panel:

- ***MRP 8/14 (MRP)***
- ***C-Reactive Protein (CRP)***
- ***White Blood Cell Count (WBC)***

These study results were the subject of six presentations at ***2012 Society for Academic Emergency Medicine*** *meetings*

AppyScore Multi-Marker Data*
AA+ = 144, AA- = 359
AA+ = Acute Appendicitis AA- = No Acute Appendicitis

Metric	Results (95% CI)
NPV Probability that a patient with a negative test result will not have the disease	**97%** (93-99)
Sensitivity Probability that a patient with the disease will have a positive test result	**97%** (92-99)
Specificity Probability that a patient without the disease will have a negative test result	**43%** (38-48)

Aspen Bio Pharma

*These data are from a marker evaluation pilot study and must be validated in a blinded, prospective clinical study using the final system.

NASDAQ: APPY 11

12 NASDAQ: APPY Subjects Enrolled N = 503 Surgery n = 43 Appendicitis n = 41 No Appendicitis n = 2 Appendicitis n = 0 No Appendicitis n= 63 Home n = 63 Other Imaging n = 10 Ultrasound n = 299 CT Scan n = 185 (total) Home AA+ n= 0 AA – n=7 Surgery AA+ n= 3 AA – n= 0 Home AA+ n= 0 AA – n= 150 Surgery AA+ n= 47 AA – n= 5 Home AA+ n= 5 AA – n= 128 Surgery AA+ n= 48 AA – n= 4 Imaging n = 397 n = 88 n = 97 These patients underwent CT but did not have appendicitis 43% of these patients were negative by AppyScore 2011 Pilot Study - The Power of a “True Negative” Test AA+ = Acute Appendicitis AA - = No Acute Appendicitis

Scientific Basis For AppyScore Performance

Test Designed to Perform Regardless of When Patient Presents with Symptoms

Neutrophil Activation



Appendix
LUMEN
BACTERIA
RBC
NEUTROPHIL
BLOODSTREAM

Leukocytosis



Appendix
Cytokine
Signaling
Bone Marrow
White Blood Cells

Acute Phase Response



Appendix
Cytokine
Signaling
Liver
Acute Phase Proteins

MRP 8/14

WBC

C-Reactive Protein

Biomarker values combined using proprietary algorithm

AppyScore

Aspen Bio Pharma

NASDAQ: **APPY** 13

14 NASDAQ: APPY Intellectual Property Protection  Multi - marker Coverage  Provisional patent application filed Nov. 16, 2011  Novel combinations of variables  Algorithms for AppyScore calculations  Patents Secured for MRP 8/14 in Appendicitis  Patents issued in the U.S., Europe and other major markets  Pending: Canada, China, India, and others

15 NASDAQ: APPY Appendectomy ? AppyScore Potential Value - Fewer Imaging Procedures Fits Well Into Existing Clinical Workflow CBC Lab Test Standard of Practice Physician Decision Imaging Signs & Symptoms of Pediatric/ Adolescent Acute Appendicitis Conservative Management Emergency Room History , Physical Exam & Risk Assessment Triage

AppyScore Potential Value - Fewer Imaging Procedures

Fits Well Into Existing Clinical Workflow

AppyScore Test is in clinical development pending initiation of pivotal clinical trial for FDA marketing application

Signs & Symptoms of Pediatric/ Adolescent Acute Appendicitis



Emergency Room History , Physical Exam & Risk Assessment Triage

CBC Lab Test Standard of Practice



+



AppyScore

Physician Decision



Imaging



Appendectomy



If AppyScore Test is Negative

CT or Ultrasonic imaging anticipated to be used less with negative AppyScore patients



Conservative Management

Aspen Bio Pharma

NASDAQ: APPY 16

17 NASDAQ: APPY Product Development • Design freeze • Manufacturing process • Design validation Regulatory Development • Pre - IDE submission • Pivotal Clinical trial • CE mark • FDA submission review • FDA clearance or approval Market Development • Early adopter accounts • Key opinion leaders (KOLs) • Sales force development/expansion • Further studies/ publications • Overseas expansion Commercialization Priorities

18 NASDAQ: APPY Commence Q3 ‘12; Duration – 6 - 8 Months Direct Cost – $2.0 - 2.5 Million Participating Sites – 18 - 20 Hospitals Anticipated Enrollment – 1,000 - 1,400 Subjects Pivotal Clinical Trial Modeled After Our Experience with the 2011 Study

19 NASDAQ: APPY 6.6 million blood tests for abdominal pain 3.1 million CT scans for abdominal pain 1 million blood tests age 2 – 20 AppyScore initial target market Rest - of - World estimated at 2.5X U.S. market Extracted From CDC data NHAMCS 2009 by AspenBio Large Potential Market For AppyScore (U.S.)

20 NASDAQ: APPY < 50 Beds n=1,310 51 - 100 Beds n= 973 101 - 250 Beds n= 1,528 251 - 400 Beds n= 640 > 400 Beds n= 452 U.S. Hospital Market ~4,900 Hospitals Initial U.S. Sales Focus *2007 AHA Guide Information >80% of all ED visits occur in top 2,600 hospitals*

21 NASDAQ: APPY Focused Market Development Plan… Clinical trial experience leads to early adoption Target Pivotal Trial Site Accounts for Initial Marketing AspenBio identified and engaged Key Opinion Leaders Establish metropolitan cornerstone accounts Initial Sales Focus

22 NASDAQ: APPY Additional AppyScore Studies Publications likely to drive increased market interest Potential CE Marking and Possible Partnerships in Europe/Asia Following CE marking sales overseas could commence in advance of U.S. launch Expand Sales Hires in the U.S. Increase market penetration …Significant Incremental Market Development Upside

23 NASDAQ: APPY Anticipated Timeline of Significant Milestones* Design Freeze Submit Pre - IDE Initiate Clinical Trial Submit CE Mark FDA Submission Potential FDA Clearance/Approval Overseas Expansion Product Development Regulatory Development Market Development Product Launch U.S. 2012 2013 Product Launch Europe Manufacturing Scale - up *Date estimates are based on current information and expectations; timeline may change due to regulatory input and other unforeseen factors

24 NASDAQ: APPY Anticipated Use of Proceeds 24 Description Use of Proceeds Complete Pre - IDE submission package, including user study and undertake clinical trial for AppyScore $2.8M Operating, development and initial commercialization expenses $5.0M Working capital, intellectual property and general corporate purposes $5.6M Total estimated net proceeds $13.4M

25 NASDAQ: APPY 1 st Blood Test Designed for Managing Suspected Appendicitis Proprietary platform technology, 503 patient study completed, support of KOLs Significant Unmet Need Barriers to competition Scalable Sales Strategy and Business Model Experienced leadership team in place High Margin “razor blade” Test Business Attractive marketing m odel Corporate Highlights

26 NASDAQ: APPY Capitalization Table 26 Security * As of May 24, 2012 Pro forma Post Offering % Outstanding Common Shares 1,609,720 1,609,720 26.6% Offering Shares - assumed 3,906,250 64.6% Stock Options - $45.06 Avg. Exercise 238,481 238,481 3.9% Warrants - $7.91 Avg. Exercise 296,889 296,889 4.9% Fully - diluted Shares Outstanding 2,145,090 6,051,340 100.0% *All amounts are adjusted for an anticipated 1 - for - 6 reverse stock split and are based on the May 24, 2012 closing price of $3.84 (post split) per share